FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Jun 26, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 - 2nd Floor 05093-901 - São Paulo - SP – Brazil Tel. (55 11) 2113-3552 www.sadia.com.br

SADIA S.A.
CNPJ/MF nº 20.730.099/0001-94

A Publicly-Held Company

MARKET ANNOUNCEMENT

SADIA INAUGURATES A NEW MARGARINE PLANT IN UBERLÂNDIA

Leader in the Brazilian market with the brand Qualy, Sadia invests R$60 million in the construction of its second unit for margarine, the first in the state of Minas Gerais

Sadia inaugurates today, June 26, 2006 in Uberlândia, its second plant of margarine. It will be the first production facility of this segment in the state of Minas Gerais. Leader in the domestic market with the Qualy brand, Sadia invested approximately R$ 60 million in this new unit.

With a constructed area of 9,000 m2, the margarine plant has an initial production capacity of 4,500 tons per month and will generate estimated annual revenues of R$180 million. The new plant will produce the brands, Qualy, Qualy Light, Deline and Bom Sabor. This new plant will create approximately 200 new direct jobs and 3 thousand indirect ones. Besides that, Sadia expects an increase for the demand of soybean oil, which will benefit producers in the state of Minas Gerais.

São Paulo – SP. June 26, 2006

Luiz Gonzaga Murat Júnior
Investor Relations Director